

Francois de Landes de Saint Palais · 3rd

Co founder - COO at misterb&b

Thousand Oaks, California · 500+ connections · **Contact info**

 **misterb&b**

Ecole Supérieure de Commerce

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Misterb&b : 8,5 millions de dollars pour l'ambitieux Airbnb lgbt
Les Echos Executives

Trois années américaines ont tout changé pour les quatre fondateurs de Misterb&b : Francois de...



Le figaro / Sejourning / Misterb&b
Le Figaro.fr

Sejourning, Petit Poucet de la location d'appartements entre particuliers, rejoint le sit...

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Beau travail. Un grand merci pour ton engagement et ton efficacité !

Francois commented



Après la bataille …

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Experience



Co founder - COO
misterb&b
May 2013 – Present · 7 yrs 1 mo
Région de la baie de San Francisco, États-Unis

With a community of 200,000 hosts in over 135 countries misterb&b is the the largest gay hotelier in the world.
We raised $13,5 M. Our service helps our community travel more safely & get local insider tips.
misterb&b is now a team of 40 people working in France, Usa and Peru.

Investors:
- Ventech
- Project A

...see mor



misterb&b - Feel Welcome



Mentor
The Refiners
2017 · less than a year
Région de la baie de San Francisco, États-Unis

The Refiners is a cross border accelerator, in San Francisco, to help foreign entrepreneurs & startups to go global.



Co founder - COO
Sejourning
Dec 2011 – Jan 2014 · 2 yrs 2 mos
Région de Paris, France

Short term rental between individuals in France (10 000 hosts in 2014)
www.sejourning.com

- Launched in Nov 2011

...see mor



Mission Director

ITN

May 2009 – Aug 2012 · 3 yrs 4 mos

Paris

Project : La Banque Postale, Amaline (Groupama), Allianz Outre Mer
• Implementation of CLEVA (Management of production and sinister for insurance companies)
• Management of the partners (Capgemini, Accenture)
• Technical and functional team management   **...see mor**

FOUNDER - CEO

CASH FOR GROWTH

Dec 2007 – May 2009 · 1 yr 6 mos

Région de Paris, France

Credit Management Sofware integration

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Education

Ecole Supérieure de Commerce

1991 – 1994



